                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-76761



                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED
                     SUPPLEMENT DATED SEPTEMBER 22, 2000 TO
                        PROSPECTUS DATED APRIL 28, 2000
                         (HEREINAFTER THE "PROSPECTUS")


                           SUMMARY OF THE SUPPLEMENT

                          ADVISORY AGREEMENT (PAGE 2)

         This section sets forth information on the assignment of the advisory agreement to W.P. Carey & Co. LLC.

               MANAGEMENT'S DISCUSSION AND ANAYLSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS (PAGE 2)

         This section sets forth information on CPA(R):14's financial condition and results of operation for the quarter ended June 30, 2000.

                     DESCRIPTION OF THE PROPERTIES (PAGE 4)

         This section sets forth information on CPA(R):14's acquisition of an office, manufacturing and warehouse facility leased to Langeveld International Inc., two retail facilities and a distribution facility leased to Galyan's Trading Company, Inc., five manufacturing facilities leased to APW North America Inc., a build to suit facility leased to Celestica Inc., and the filing for protection from creditors under the bankruptcy code by Stellex Technologies, Inc.

                             THE OFFERING (PAGE 9)

         This section sets forth information on the sale of shares and the issuance of shares to shareholders.

                         FINANCIAL STATEMENTS (PAGE 9)

         This section sets forth CPA(R):14's financial statements for the quarter ended June 30, 2000.

         Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                               ADVISORY AGREEMENT

         On June 28, 2000, the shareholders of Carey Diversified LLC voted to approve the merger between Carey Diversified and W.P. Carey & Co., Inc. The combined company was renamed W.P. Carey & Co. LLC. W.P. Carey & Co. LLC and its subsidiary Carey Asset Management Corp. have assumed all of Carey Property Advisors' rights and obligations under the advisory agreement with CPA(R):14. This assignment did not change any of the terms of the advisory agreement.

         W.P. Carey & Co. LLC is listed on the New York Stock Exchange and Pacific Exchange under the symbol "WPC." Carey Asset Management Corp. is managed by the same directors, officers and employees as Carey Property Advisors.

                     MANAGEMENT'S DISCUSSION AND ANALYIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following information should be read in conjunction with CPA(R):14's condensed consolidated financial statements and notes thereto as of June 30, 2000 included in this supplement and CPA(R):14's Annual Report on Form 10-K for the year ended December 31, 1999. This supplement contains forward looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievement of CPA(R):14 to be materially different from the results of operations or plan expressed or implied by such forward looking statements. Accordingly, such information should not be regarded as representations by CPA(R):14 that the results or conditions described in such statements or the objectives and plans of CPA(R):14 will be achieved.

Financial Condition

         CPA(R):14 continues to expand and diversify its portfolio of commercial and industrial real estate by investing its net offering proceeds and proceeds from limited recourse mortgage financing and entering into long-term net leases with corporate tenants on a single tenant basis. Under a net lease, a tenant is generally required to pay all expenses related to the leased property in order to limit exposure to the effects of increases in real estate taxes and property maintenance and insurance costs. CPA(R):14's leases, which generally have initial lease terms of 15 to 20 years and generally provide the lessee with options for renewal terms, typically include rent increase provisions which are fixed or based upon increases in the Consumer Price Index. As of June 30, 2000, CPA(R):14 has raised $265,000,000, net of costs, from its first offering and $52,333,000 from its current offering. Since June 30, 2000, an additional $24,861,000 of capital has been raised through the issuance of shares. CPA(R):14 has used $83,917,000 during the six-months ended June 30, 2000, including using mortgage financing of $52,333,000 to purchase real estate interests in net leases. As of June 30, 2000, CPA(R):14 has approximately $87,950,000 of cash available for investment. Remaining costs to complete currently committed build-to-suit projects are estimated to be $9,700,000. CPA(R):14's build-to-suit commitments include provisions that require the lessee to fund any cost overruns.

                  CPA(R):14 is using the cash flow from its net leases to pay quarterly dividends at an increasing rate and meet its debt service installment obligations on limited recourse mortgage debt. For the six-months ended June 30, 2000, cash flow from operations of $8,913,000 was not sufficient to pay quarterly dividends of $9,557,000 and scheduled mortgage principal payment installments of $227,000. Cash flow from operations does not include approximately $300,000 of construction period rents on build-to-suit projects during the six-months ended June 30, 2000, and therefore does not fully reflect certain cash flow benefits. As of June 30, 2000, CPA(R):14 had cash balances of $91,689,000. CPA(R):14 expects cash flow from operations to increase substantially as this cash is used to complete build-to-suit projects and purchase additional real estate. As CPA(R):14 continues to issue shares and invest the proceeds, cash flow from operations is expected to increase substantially.

                  Management continues to monitor the bankruptcy of Ameriserve Food Distribution, Inc. CPA(R):14 owns a 60% interest in four Ameriserve properties and an affiliate, Corporate Property Associates 12 Incorporated (CPA(R):12) owns the remaining 40% interest. The joint ownership of properties with affiliates such as CPA(R):12 and the use of limited recourse mortgage debt has allowed for the diversification of the portfolio and helped reduce exposure to the risks of any single lessee. In March 2000, one of the Ameriserve property lenders released funds from an escrow account of $10,488,000, of which CPA(R):14 was required to distribute $4,195,000 to CPA(R):12 with the remaining amounts available to fund construction of the Ameriserve properties. As of June 30, 2000, CPA(R):14's equity in the Ameriserve property (land and building less limited recourse mortgage debt and CPA(R):12's 40% ownership interest), was $6,941,000. CPA(R):14 and CPA(R):12 hold an $8,700,000 letter of credit from Ameriserve from which funds may be received, subject to the consent of the lender, if Ameriserve does not meet certain obligations under its lease. Ameriserve pays its rent quarterly in advance installments and is currently meeting its rental obligations. Management is continuing to monitor the developments relating to Ameriserve's reorganization closely.

Results of Operations

                  Since June 30, 1999, CPA(R):14's asset base has increased substantially from $215,748,000 to $437,880,000; therefore, the results of operations for the six-month periods ended June 30, 1999 and 2000 are not fully comparable. Net income for the three-month and six-month periods ended June 30, 2000 was $3,552,000 and $6,773,000, respectively, and $1,184,000 and $2,186,000 for the three and six-month periods ended June 30, 1999, respectively, with such increases primarily reflecting the effects of the increased asset and capital base. Because of the funds raised in its continuing offering, cash balances have remained high, and at times have exceeded $100,000,000. As a result, other interest income has increased substantially and remains a significant component of overall revenues. CPA(R):14's objective is to invest these proceeds in additional real estate investments. As CPA(R):14 becomes more fully invested, other interest income will be a much less significant component of overall revenues, and lease revenues (rental income and interest income from direct financing leases) are expected to represent substantially all revenues. After CPA(R):14 has fully invested the proceeds of its offerings, it will generally hold substantially lower cash balances but will continue to earn interest income from investing such cash in money market instruments. CPA(R):14's increased asset base has resulted in increases in depreciation, property and general administrative expenses, with interest expense increasing as new limited recourse mortgage debt is obtained. Since the commencement of the second offering in November 1999, CPA(R):14 has raised in excess of $74,000,000, net of the costs of raising capital.

         Accounting principles require that construction period rents on build-to-suit projects be recorded as a reduction of cost rather than rental income. As a result, rents on build-to-suit projects are not currently reflected in income or cash flow from operations, even though management believes that these projects provide an economic return on CPA(R):14's investment during the construction period. If not for the accounting method of build-to-suit projects, lease revenues recognized currently in net income would have been approximately $300,000 greater than the net income amount presented in the accompanying consolidated financial statements. Management believes that the return on investment on build-to-suit projects will produce long-term returns that are superior to those of other opportunities that have been evaluated.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO LANGEVELD INTERNATIONAL, INC.

         General

         On June 29, 2000, CPA(R):14 acquired an office, warehouse and distribution facility from Langeveld International, Inc. The facility, which is located on approximately 13 acres in Lakewood, New Jersey, will be expanded by an additional 65,000 square feet and will contain a total of approximately 141,000 square feet upon completion. The facility will be suitable and adequate for use as an office, warehouse and manufacturing facility. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight-line basis. The obligations of Langeveld under the lease are guaranteed by International Garden Products, Inc., the parent company of Langeveld.

     PURCHASE TERMS

         The cost of acquiring the facility, including the acquisition fee payable to W.P. Carey & Co., was approximately $5,075,750, an amount less than the appraised value of the land and facilities. The cost of expanding the facility is expected to be approximately $3,563,000. Based on the cost of acquiring the facility and the expected cost of expanding the facility, CPA(R):14 paid an acquisition fee of $215,970 to W.P. Carey & Co. W.P. Carey & Co. will receive a deferred fee of $21,600, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

     DESCRIPTION OF THE LEASE

         General

         The lease is absolutely net and bondable and in normal financeable form. Langeveld will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

         Term

         The primary term of the lease began on June 29, 2000, and will continue until the earlier of the date on which expansion of the facility is complete or December 31, 2001. Following the primary term of the lease, the initial term of the lease will commence. The initial term of the lease is twenty years. The lease has two five-year renewal terms at the option of Langeveld.

         Rent

         Annual rent under the lease is approximately $508,950, payable monthly in equal installments of approximately $42,410. Rent will be increased monthly based on a percentage of the amount advanced by CPA(R):14 for construction costs (if the cost of construction is $3,563,000, annual rent under the lease will be approximately $866,250). Additionally, the lease provides that annual rent will be increased beginning October 1, 2003 and every three years thereafter based on increases in the CPI, subject to a cap of 12.49% per increase.

     DESCRIPTION OF FINANCING

         CPA(R):14 is currently seeking mortgage financing for the facility.

     DESCRIPTION OF LANGEVELD INTERNATIONAL, INC.

         Langeveld is a wholly-owed subsidiary of International Garden Products, Inc. International Garden acquires garden product companies that grow, process and distribute a variety of herbaceous and woody ornamental plants, seeds bulbs and other ancillary products sold to garden centers, nurseries and professional landscapers. For the year ended June 30, 1999, International Garden had net sales of approximately $64,600,000, net income of approximately $2,200,000, total assets of approximately $94,000,000 and shareholder's equity of approximately $1,703,000.


PROPERTIES LEASED TO GALYAN'S TRADING COMPANY, INC.

         General

         On June 29, 2000, CPA(R):14 acquired two retail facilities and a distribution facility from Galyan's Trading Company, Inc. The facilities, containing a total of approximately 401,250 square feet, are located in Leawood, Kansas; Kennesaw, Georgia; and Plainfield, Indiana. The distribution facility in Plainfield, Illinois is currently being expanded from approximately 220,310 square feet to approximately 364,310 square feet. Each facility is suitable and adequate for use as a retail or distribution facility. The purchase price of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     PURCHASE TERMS

         The cost of acquiring the facilities, including the acquisition fee payable to W.P. Carey & Co., was approximately $29,660,000, an amount less than the appraised value of the land and facilities. CPA(R):14 paid an acquisition fee of approximately $741,500 to W.P. Carey & Co. W.P. Carey & Co. will receive a deferred fee of $74,150, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

     DESCRIPTION OF THE LEASE

          General

          The lease is absolutely net and bondable and in normal financeable form. Galyan will pay maintenance, insurance and taxes and all other expenses associated with the operation and maintenance of the facilities. In the opinion of management, the facilities are adequately covered by insurance.

          Term

          The initial term of the lease is approximately nineteen years. The lease has eight five-year renewal terms at the option of Galyan.

          Rent

          Annual rent under the lease is approximately $2,840,000, payable monthly in equal installments of approximately $236,700. Additionally, the lease provides that annual rent will be increased 1.5% every year.

     DESCRIPTION OF FINANCING

         CPA(R):14 assumed the loans currently on the facilities. The limited recourse mortgage loans on the Kennesaw, Leawood, and Plainfield properties, which had an aggregate balance on the date of acquisition of approximately $19,700,000, provide for combined monthly payments of interest and principal of approximately $158,000, at annual interest rates ranging from 8.754% to 8.847%. The loans mature on September 10, 2009, at which time balloon payments totaling approximately $17,700,000 will be due.

     DESCRIPTION OF GALYAN'S TRADING COMPANY, INC.

         Galyan is a sporting goods retailer currently operating eighteen stores in seven markets throughout the mid-western and eastern United States. For the year ended January 29, 2000, Galyan had net sales of approximately $328,000,000, net income of approximately $150,000, total assets of approximately $177,200,000 and shareholder's equity of approximately $66,580,000.

PROPERTIES LEASED TO APW NORTH AMERICA INC.

         General

         On May 30, 2000, CPA(R):14 acquired five manufacturing facilities from APW North America Inc. The facilities, containing a total of approximately 841,000 square feet, are located in Champlin, Minnesota; Radford, Virginia; Robbinsville, New Jersey; Monon, Indiana; and North Salt Lake City, Utah. Each facility will be suitable and adequate for use as a manufacturing facility. The cost of the facilities, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight-line basis. The obligations of APW North America under the lease are jointly guaranteed by Applied Power Inc. and Wright Line, Inc.


     PURCHASE TERMS

         The cost of acquiring the facilities, including the acquisition fee payable to W.P. Carey & Co., was approximately $29,424,000, an amount less than the appraised value of the land and facilities. CPA(R):14 paid an acquisition fee of approximately $731,600 to W.P. Carey & Co. W.P. Carey & Co. will receive a deferred fee of $73,160, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.


     DESCRIPTION OF THE LEASES

         General

         The leases are absolutely net and bondable and in normal financeable form. APW will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. In the opinion of management, the facilities are adequately covered by insurance.

         Term

         The leases have an initial term of seventeen years. The leases have two five-year renewal terms at the option of APW.

         Rent

         Annual rent under the lease is approximately $2,627,400, payable monthly in equal installments of approximately $219,000. Additionally, the lease provides that annual rent will be increased beginning the third year of the lease and every three years thereafter based on increases in the CPI, subject to a cap of 5.78% for the first increase and 1.89% for each subsequent increase.

     DESCRIPTION OF FINANCING

         CPA(R):14 is currently seeking mortgage financing for the facility.


DESCRIPTION OF APW NORTH AMERICA INC.

         APW is a global electronic manufacturing services provided focused on the integrated electronic enclosure systems market. The lease obligations are guaranteed by Applied Power Inc. For the year ended August 31, 1999, Applied Power had net sales of approximately $1,751,000,000, net income of approximately $79,400,000, total assets of approximately $1,624,800,000 and shareholder's equity of approximately $417,800,000.

PROPERTY LEASED TO CELESTICA INC.

         General

         On August 14, 2000, CPA(R):14 purchased approximately 30 acres of land in Rochester, Minnesota, upon which CPA(R):14 will construct an office, manufacturing and warehouse facility. Upon completion, the facility will contain a total of approximately 200,000 square feet. The facility will be suitable and adequate for use as an office, warehouse and manufacturing facility. The cost of the facility, excluding the cost attributable to the purchase of the land, will be depreciated for tax purposes over a 40-year period on a straight-line basis.

         Concurrently with the acquisition of the land, CPA(R):14 entered into a construction management agreement with Mortenson Development Company and a lease with Celestica Inc.


     PURCHASE TERMS

         The cost of acquiring the land, including the acquisition fee payable to W.P. Carey & Co., was approximately $3,348,800, an amount less than the appraised value of the land. The cost of constructing the facility is expected to be $18,300,000, but cannot exceed approximately $21,570,000. Based upon the cost of the land and the expected cost of construction, CPA(R):14 paid an acquisition fee of approximately $539,300 to W.P. Carey & Co. W.P. Carey & Co. will receive a deferred fee of $53,930, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.


     DESCRIPTION OF THE LEASE

         General

         The lease is absolutely net and bondable and in normal financeable form. Celestica will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility will be adequately covered by insurance.

         Term

         The primary term of the lease began on August 14, 2000, and will continue until the earlier of the date on which construction of the facility is completed or June 30, 2001. Following the primary term of the lease, the initial term of the lease will commence. The initial term of the lease is fifteen years. The lease has two five-year renewal terms at the option of Celestica.

         Rent

         Monthly rent during the initial term of the lease is approximately $19,000 and will be increased monthly based on a percentage of the amount advanced by CPA(R):14 for construction costs. During the primary term of the lease, rent will be approximately $2,194,000, payable quarterly in equal installments of approximately $548,500. Additionally, the lease provides that annual rent will be increased 10% beginning the fifth year of the lease and every five years thereafter.


     DESCRIPTION OF FINANCING

         CPA(R):14 is currently seeking mortgage financing for the facility.



     DESCRIPTION OF CELESTICA INC.

         Celestica Inc. is a provider of electronics manufacturing services to original equipment manufacturers worldwide. For the year ended December 31, 1999, Celestica had revenue of approximately $5,297,233,000, net earnings of approximately $68,426,000, total assets of approximately $2,655,590,000 and shareholder's equity of approximately $1,658,000.


PROPERTY LEASED TO STELLEX TECHNOLOGIES, INC.

         CPA(R):14 purchased a build-to-suit property leased to Stellex. On September 12, 2000, Stellex filed voluntary petitions for protection from creditors under the bankruptcy code. Management of Stellex cited the need to restructure their balance sheets as the primary cause of the filings. Stellex announced that it has negotiated a $36 million "debtor-in-possession" financing facility with a bank group, subject to approval of the bankruptcy court. Stellex is current on its rental obligations to CPA(R):14. In addition, CPA(R):14 is holding a $2 million letter of credit to secure Stellex's obligations under it's lease.

                                  THE OFFERING

         On July 28, 2000, CPA(R):14 issued 2,486,130 shares to investors in return for approximately $24,861,300 in net proceeds previously held in escrow. As of July 28, 2000, CPA(R):14 had issued a total of 38,000,823 shares in exchange for gross proceeds of approximately $380,008,230.

                              FINANCIAL STATEMENTS

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                      December 31, 1999            June 30, 2000
                                                                      -----------------            -------------
                                                                             Note                   (Unaudited)
                  ASSETS:
Real estate leased to others:
   Accounted for under the operating method:
       Land                                                       $           36,130,456      $          52,622,456
       Buildings                                                              76,917,819                174,967,768
                                                                    --------------------        -------------------
                                                                             113,048,275                227,590,224
       Accumulated depreciation                                                1,152,595                  2,658,982
                                                                    --------------------        -------------------
                                                                             111,895,680                224,931,242
Net investment in direct financing leases                                     27,161,841                 27,168,895
Real estate under construction leased to others                               45,775,407                 35,877,784
                                                                    --------------------        -------------------
       Real estate leased to others                                          184,832,928                287,977,921
Equity investments                                                            50,344,119                 51,387,286
Cash and cash equivalents                                                     91,420,457                 91,689,278
Other assets                                                                   4,465,449                  6,825,821
                                                                    --------------------        -------------------
       Total assets                                               $          331,062,953      $         437,880,306
                                                                    ====================        ===================

                  LIABILITIES:
Limited recourse mortgage notes payable                           $           49,517,692      $         106,338,835
Accrued interest                                                                 292,118                    551,459
Accounts payable to affiliates                                                 2,046,441                  2,483,237
Accounts payable and accrued expenses                                            265,889                    684,262
Prepaid rental income and security deposits                                    1,324,379                  2,946,112
Deferred acquisition fees payable to affiliate                                 5,905,602                  7,772,773
Dividends payable                                                              4,515,213                  5,679,106
Escrow funds                                                                   1,105,530                  1,105,530
                                                                    --------------------        -------------------
       Total liabilities                                                      64,972,864                127,561,314
                                                                    --------------------        -------------------
Minority interest                                                              8,212,097                  4,196,991
                                                                    --------------------        -------------------
Commitment and contingencies

SHAREHOLDERS' EQUITY:
Common stock, $.001 par value, authorized,

120,000,000 shares, issued and outstanding,
29,460,594 and 35,534,693 shares at December
31, 1999 and June 30, 2000                                                        29,460                     35,535
Additional paid-in capital                                                   265,487,028                317,813,486
Distributions in excess of accumulated earnings                               (6,896,632)               (10,844,674)
                                                                    ---------------------       --------------------
                                                                             258,619,856                307,004,347
Less common stock in treasury at cost, 79,839
and 95,186 shares at December 31, 1999 and June
30, 2000                                                                        (741,864)                  (882,346)
                                                                    ---------------------       --------------------
Total shareholders' equity                                        $          331,062,953      $        437,8810,306
                                                                   =====================        ===================


The accompanying notes are an integral part of the condensed consolidated financial statements.


Note: The balance sheet at December 31, 1999 has been derived from the audited consolidated financial statements at that date.

            CONDENSED CONSOLIDATED STATEMENTS of INCOME (UNAUDITED)

                                           Three Months Ended                        Six Months Ended
                                      June 30, 1999       June 30, 2000       June 30, 1999        June 30, 2000
                                      -------------       -------------       -------------        -------------
Revenues:
     Rental income                    $       1,225,382   $       4,363,521   $       2,245,540    $       7,461,209
     Interest income from
       direct financing leases                       --             632,250                  --            1,321,250
     Other interest income                      290,669           1,785,495             543,975            3,636,561
                                      -----------------   -----------------   -----------------    -----------------
                                              1,516,051           6,781,266           2,789,515           12,419,020
                                      -----------------   -----------------   -----------------    -----------------
Expenses
     Interest                                   123,027           1,648,957             158,206            2,920,223
     Depreciation and
        amortization                            189,777             910,879             345,199            1,532,575
     General administrative                     283,191             702,077             447,524            1,140,429
     Property expenses                          349,238             901,517             598,743            1,562,884
                                      -----------------   -----------------   -----------------    -----------------
                                                945,233           4,163,430           1,549,672            7,156,111
                                      -----------------   -----------------   -----------------    -----------------
     Income before
        minority interest in
        loss and income
        from equity investments                 570,818           2,617,836           1,239,843            5,262,909
     Minority interest in loss                       --             146,766                  --                8,704
                                      -----------------   -----------------   -----------------    -----------------

                                     - 11 -

     Income before
        income from equity
        investments                             570,818           2,764,602           1,239,843            5,271,613
     Income from equity
       investments                              612,934             757,682             945,856            1,501,544
                                      -----------------   -----------------   -----------------    -----------------
        Net income                    $       1,183,752   $       3,522,284   $       2,185,699    $       6,773,157
                                        ===============     ===============     ===============      ===============
Basic and diluted earnings
per share                             $       .07         $       .10         $       .15          $       .21
                                      =================   =================   =================    =================
Weighted average shares outstanding
- basic and diluted
                                             16,071,527          34,434,358          14,349,579    32,612,563

The accompanying notes are an integral part of the condensed consolidated financial statements.


          CONDENSED CONSOLIDATED STATEMENTS of CASH FLOWS (UNAUDITED)

                                                                            Six Months Ended June 30
                                                                             1999               2000
                                                                             ----               ----
Net income                                                               $  2,185,699     $   6,773,157
  Adjustments to reconcile net income
      to net cash provided by operating activities:
      Depreciation and amortization                                      $    345,199         1,532,575
      Straight-line rent adjustments                                          (78,823)        (146,655)
      Minority interest in loss                                                                 (8,704)
      Provision for uncollected rent                                                             65,868
      Change in operating assets and liabilities, net                         135,779           696,957
                                                                         ------------     -------------
         Net cash provided by operating activities                          2,587,854         8,913,198
                                                                         ============     =============
Cash flows from investing activities:
  Acquisitions of real estate and equity investments
      and other capitalized costs                                         (55,804,696)     (94,405,826)
  Funds released from escrow                                                       --        10,488,450
  Payment of deferred acquisition fees                                             --         (268,911)
  Equity distributions received in excess of
      equity income                                                           411,970            57,071
                                                                         ------------     -------------
         Net cash used in investing activities                            (55,392,726)     (84,129,216)
                                                                         ------------     -------------
Cash flows from financing activities:
  Proceeds from sale of stock, net of costs                                98,234,905        52,332,533
  Dividends paid                                                           (3,415,145)      (9,557,306)
  Proceeds from mortgages                                                   9,700,000        37,349,727
  Payment of mortgage principal                                                (9,662)        (226,745)
  Distributions paid to minority interest partner                                  --       (4,863,779)
  Contributions from minority interest partner                                     --           857,377

                                     - 12 -

  Deferred financing costs and mortgage deposits                             (654,206)        (266,486)
  Purchase of treasury stock                                                 (101,943)        (140,482)
                                                                         ------------     -------------
         Net cash provided by financing activities                        103,753,949        75,484,839
                                                                         ------------     -------------
         Net change in cash and cash equivalents                           50,949,077           268,821
Cash and cash equivalents, beginning of period                             26,747,058        91,420,457
                                                                         ------------     -------------
     Cash and cash equivalents, end of period                            $ 77,696,135     $  91,689,278
                                                                         ============     =============

Noncash investing and financing activities:
     In connection with the acquisition of properties during the six months ended June 30, 2000, the Company assumed mortgage obligations of $19,698,161.

The accompanying notes are an integral part of the condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.  Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements of Corporate Property Associates 14 Incorporated and its wholly-owned subsidiaries (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Article 10 of Regulation S-X of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results of the interim period presented have been included. The results of operations for the interim period are not necessarily indicative of results for the full year. For further information, refer to the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

Note 2.  Organization and Offering:

The Company was formed on June 4, 1997 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning industrial and commercial real estate. Subject to certain restrictions and limitations, the business of the Company is managed by Carey Asset Management Corp. (the "Advisor"). Effective commencing June 29, 2000, W.P. Carey & Co. LLC ("WPC"), an affiliate of the Company, acquired the business operations of the former Advisor, Carey Property Advisors, pursuant to a merger. In connection with the merger, Carey Asset Management Corp., a wholly-owned subsidiary of WPC, became the Advisor of the Company. All officers of Carey Property Advisors serve in the same capacity for the new Advisor.

An initial offering of the Company's shares which commenced on November 10, 1997 concluded on November 10, 1999, at which time the Company had issued an aggregate of 29,440,594 shares ($294,405,940). On November 17, 1999, the
Company commenced an offering for a maximum of 40,000,000 shares of common stock. The shares are being offered to the public on a "best efforts" basis at a price of $10 per share. The initial issuance of shares under the second offering occurred on February 23, 2000. During the six months ended June 30, 2000, the Company issued 6,074,099 shares ($60,740,990). An additional 2,486,130 shares ($24,861,300) were issued on July 28, 2000.

Note 3.  Transactions with Related Parties:

The Company's asset management and performance fees payable to the Advisor are each 1/2 of 1% per annum of Average Invested Assets, as defined in the Prospectus. Until the Company has achieved a 7% cumulative rate of cash flow from operations (the "Preferred Return"), as defined in the advisory agreement of the Company, the Advisor will not be entitled to receive the performance fee. When the Preferred Return is achieved, the Advisor will have the option of receiving its performance fee in cash or restricted shares of the Company. Asset management fees for the three-month and six-month periods ended June 30, 2000 were $363,070 and $671,159, respectively, with performance fees in like amount, and general and administrative reimbursements were $248,209 and $445,453, respectively. For the three-month and six-month periods ended June 30, 1999, asset management fees were $155,512 and $276,809, with performance fees in like amount, and general and administrative reimbursements were $88,436 and $130,523, respectively.

Note 4.  Commitments and Contingencies:

The Company is liable for certain expenses of the offering which are being deducted from the gross proceeds of the offering up to a maximum of $16,000,000 assuming the sale of 40,000,000 shares. The Company is also liable for selling commissions of up to $0.60 (6%) per share sold except for any shares sold to the Advisor, its affiliates, the selected dealers or any of their employees for their own accounts. The company is reimbursing Carey Financial for expenses (including fees and expenses of its counsel) and for the costs of sales and wholesaling services. To the extent, if any, that all organization and offering expenses, excluding selling commissions, and any fees paid and expenses reimbursed to the selected dealers or paid on behalf of the selected dealers, exceed 3.5% of the gross proceeds of the offering, such excess will be paid by the Advisor.

Note 5.  Lease Revenues:

The Company's operations consist of the investment in and the leasing of industrial and commercial real estate. The financial reporting sources of the lease revenues for the six month periods ended June 30, 1999 and 2000 are as follows:

                                                                                      1999                 2000
                                                                                      ----                 ----
Per Statements of Income:
     Rental income                                                               $  2,245,540         $  7,461,209
     Interest income from direct financing leases                                          --            1,321,250
Adjustment:
     Share of leasing revenues applicable to
        minority interests                                                                 --             (587,948)
     Share of leasing revenues from equity investments                              2,410,436            4,827,985
                                                                                  -----------          -----------
                                                                                 $  4,655,976         $ 13,022,496
                                                                                  ===========          ===========

For the six-month period ended June 30, 1999 and 2000, the Company earned its proportionate net lease revenues from its investments as follows:

                                                     1999                 %               2000                  %
                                              -----------       -----------        -----------        -----------
Advanced Micro Devices, Inc. (a)              $ 1,524,250                33%       $ 1,524,250                 12%
Applied Materials, Inc. (a)                             -                 -          1,436,345                 11
Amerix Corporation                                      -                 -          1,098,738                  8
Atrium Companies, Inc.                                  -                 -          1,037,500                  8
Best Buy Co., Inc.                                979,493                21            994,331                  8

                                     - 14 -

Ameriserve Food Distribution, Inc. (b)                  -                 -            881,922                  7
Metagenics, Inc.                                        -                 -            674,219                  5
Compucom Systems, Inc. (a)                        329,880
                                                                          7            652,333                  5
Checkfree Holdings Corporation, Inc. (a)           96,162                 2            646,369                  5
Production Resource Group LLC                     223,422                 5            638,625                  5
Stellex Technologies, Inc.                              -                 -            632,452                  5
Intesys Technologies, Inc. (a)                    460,144                10            568,688                  4
Burlington Motor Carrier, Inc.                    396,000                 8            396,000                  3
Builders' Supply and Lumber Co., Inc.                   -                 -            380,000                  3
The Benjamin Ansehl Company                       324,875                 7            324,875                  3
Contraves Brashear Systems L.P.                   321,750                 7            321,750                  2
Scott Companies, Inc.                                   -                 -            283,750                  2
West Union Corporation                                  -                 -            283,637                  2
APW North America Inc.                                  -                 -            229,540                  2
Galyan's Trading Company                                -                 -             15,778                  -
International Garden Products, Inc.                     -                 -              1,394                  -
                                              -----------       -----------        -----------        -----------
                                              $ 4,655,976               100%        13,022,496                100%
                                              ===========       ===========        ===========        ===========

(a) Represents the Company's proportionate share of lease revenues from its equity investments.

(b) Net of Corporate Property Associates 12 Incorporated's minority interest.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 6.  Equity Investments:

The Company holds interests in five limited liability companies in which its ownership interest is 50% or less. All of the underlying investments were formed and are owned with affiliates that have similar investment objectives as the Company. The Company owns a 33.33% interest in properties net leased to Advanced Micro Devices, Inc. and Compucom Systems, Inc. and 50% interests in properties net leased to Intesys Technologies, Inc. and CheckFree Holdings Corporation. The Company owns an interest in a limited liability company that net leases a property to Etec Systems, Inc. ("Etec"). The interest in the Etec investment is a 49.99% interest in a building on the Etec property for which construction was completed in July 1999. Corporate Property Associates 12 Incorporated ("CPA(R):12"), an affiliate, owns all remaining interests in the Etec property. The Etec lease obligations are unconditionally guaranteed by Applied Materials, Inc. Summarized combined financial information of the Company's equity investees is as follows:

                                                                    December 31,    June 30,
(In thousands)                                                          1999          2000
--------------                                                     ----------       --------
  Assets (primarily real estate)                                    $ 260,115      $ 263,380
  Liabilities (primarily mortgage notes payable)                      169,286        170,618
  Partners' and members' equity                                        90,829         92,762

                                                                             Six Months Ended June 30,
                                                                               1999           2000
                                                                             --------       --------
Revenues (primarily rental revenues)                                         $  8,169       $ 13,327

                                     - 15 -

Expenses (primarily interest on mortgage and depreciation)                      4,995          8,872
                                                                             --------       --------
Net income                                                                   $  3,174       $  4,455
                                                                             ========       ========

Note 7.  Acquisitions of Real Estate:

On May 30, 2000, the Company purchased five properties for $29,424,084 and entered into two net leases with APW North America Inc. ("APW"). The lease obligations of APW are jointly guaranteed by Applied Power Inc. and Wright Line, Inc. A master lease for four properties, located in Monon, Indiana; Champlin, Minnesota; Robbinsville, New Jersey; and Radford, Virginia, and a lease for a fifth property in North Salt Lake City, Utah, provide for annual rent of $1,809,225 and $818,125, respectively. The leases have initial terms of 17 years through May 31, 2017, with two five-year renewal terms at APW North America's option, and provide for purchase options beginning on June 1, 2013 and annually thereafter for the remainder of the initial lease term. The purchase options may be exercised at the higher of (i) fair market value, as defined, or (ii) acquisition cost plus any prepayment premium related to any mortgage debt placed on the property by the Company. The leases provide for annual rent increases beginning in the third year of the lease, based on a formula indexed to increases in the Consumer Price Index ("CPI"), subject to a cap of 5.78% for the first increase and of 1.89% for all subsequent increases.

On June 29, 2000, the Company purchased a property in Lakewood, New Jersey and committed to fund its expansion for a total of $8,638,743, and entered into a net lease with Langeveld International, Inc. ("Langeveld"). The lease obligations of Langeveld are unconditionally guaranteed by its parent company, International Garden Products, Inc. The lease provides for a primary term ending on the earlier of the completion of the improvements or December 1, 2001, followed by a 20-year initial lease with two five-year renewal terms at Langeveld's option. Annual rent will initially be $508,942, and will increase at the inception of the initial term by an amount equal to 10.5% multiplied by the amounts advanced to fund the expansion. If the entire anticipated additional cost of $3,563,276 is used for the expansion, the annual rent will increase to $866,250 at the commencement of the initial term. The lease provides for rent increases based on a formula indexed to increases in the CPI on October 1, 2003 and every third year thereafter, subject to a cap of 12.49%.

On June 29, 2000, the Company acquired three properties located in Kennesaw, Georgia; Leawood, Kansas and Plainfield, Indiana, subject to existing net leases with Galyan's Trading Company ("Galyan's") for $29,660,686, of which $19,698,161 was financed by the assumption of existing limited recourse mortgage debt on the three properties. The leases currently provide for combined annual rents of $2,840,000 with stated annual increases of 1.5% beginning in September 2000. The leases have initial terms through August 31, 2019, followed by eight five-year renewal options at Galyan's option.

The limited recourse mortgage loans on the Kennesaw, Leawood, and Plainfield properties, which had an aggregate balance on the date of acquisition of $19,698,161, provide for combined monthly payments of interest and principal of $158,067, at annual interest rates ranging from 8.754% to 8.847%. The loans mature on September 10, 2009, at which time balloon payments totaling $17,681,300 will be due.